China Digital Ventures Corporation

October 15, 2009
Division of Corporate Finance Securities and Exchange Commission Washington, D.C. 20549 United States
Attn:	Mr. Larry Spirgel Assistant Director
Dear Mr. Spirgel,
Re:
China Digital Ventures Corporation (the "Company" or "CDV")
Form 10-K for the Fiscal Year Ended September 30, 2008
Filed December 24, 2008
Form 10-Q for the Quarterly Periods ended December 31, 2008, March 31, 2009, and June 30, 2009/9/28 File No. 3-146727
We refer to your letter dated September 22, 2009 in regard to the comments on above captioned matters. We hereby submit our replies below for your easy reference.
Also, please note that we have filed the following edgarized files with the SEC today:-
*	Amendment no. 1 to Form 10K/A for the annual report September 30, 2008;
*	Amendment no. 1 to Form 10Q/A for the quarterly report December 31, 2008; and
*	Amendment no. 1 to Form 10Q/A for the quarterly report March 31, 2009.
FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2008
Item 1. Business, page 1
Comment 1
Please refer to page 2 of the Amendment no. 1 to Form 10K/A for the fiscal year ended September 30, 2008 for the revised disclosure in the 2nd paragraph of that page.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Comment 2

Please refer the disclosures of the comparative results to the following pages:

1) page 15 of the Amendment No. 1 to Form 10-K for the fiscal year ended September 30, 2008;

2) page 15 of the Amendment No.1 to Form 10 Q for each of the quarterly reports ended December 31, 2008 and March 31, 2009; and

3) page 18 of each of Amendment No.1 to the Form 10-Q for the quarterly report ended June 30, 2009.

Unit 603, 6/F., Malaysia Building, 50 Gloucester Road, Wanchai, Hong Kong
Tel:  +618 7123 2313              Fax:  +618 8312 0248

China Digital Ventures Corporation

Financial Statements: General
Comment 3

Please refer to page F-4 on the Statements of Operation, and page F-6 on the Statements of Cash Flow, of the Amendment No. 1 to Form 10-K for the fiscal year ended September 30, 2008, which have now revised to include the figures for the period from March 26, 2007 (inception) to September 30, 2007.

Please also note that the heading "Condensed" have been removed from the relevant pages in the annual audited financial statements.

Comment 4

Please refer to our amendment no.1 to Form 10-Q for the quarterly periods ended December 31, 2008, March 31, 2009, and June 30, 2009, which have included both the three month and year to date period for the previous corresponding periods in the consolidated income statements of operations and the consolidated statement of cash flows.

Item 9A. Controls and Procedures, page 20
Comment 5
Please refer to page 20 of the Amendment No. 1 to Form 10-K for the fiscal year ended September 30, 2008 for the revised disclosure under the heading "Controls and Procedures."
Comment 6
Please refer to page 20 of the Amendment No. 1 to Form 10-K for the fiscal year ended September 30, 2008 for the revised disclosure under the heading "Controls and Procedures."
Directors, Executive Officers and Corporate Governance, Page 22
Comment 7
Please refer to page 22 of the Amendment no.1 to Form 10K/A for the fiscal year ended September 30, 2008 for the revised disclosure in Item 10.
Auditors; Code of Ethics... page 23
Comment 8
Please refer to page 23 of the Amendment No. 1 to Form 10-K for the fiscal year ended September 30, 2008for the revised disclosure in Item 10 under sub-heading "Code of Ethics."

Unit 603, 6/F., Malaysia Building, 50 Gloucester Road, Wanchai, Hong Kong
Tel:  +618 7123 2313              Fax:  +618 8312 0248

China Digital Ventures Corporation

Item 15. Exhibits, Financial Statement Schedules, page 29
Comment 9
Please refer to Exhibit 10.1 of the Amendment no.1 to Form 10K/A for the fiscal year ended September 30, 2008 for the letter agreement of the loan advance given by the director, Mr. Bing He.
Signatures, page 30
Comment 10
Please refer to page 30 of the Amendment no.1 to Form 10K/A for the fiscal year ended September 30, 2008.
Exhibit 31
Comment 11
Please refer to the certifications filed as exhibit 31.1 and exhibit 31.2 in the Amendment no.1 to Form 10K/A for the fiscal year ended September 30, 2008 for the revised disclosures.
FORM 10-Q FOR THE QUARTERLY PERIODS ENDED DECEMBER 31, 2008, MARCH 31, 2009, AND JUNE 30, 2009
Financial Statements
General
Comment 12

Please refer to our amendment to Form 10-Q for the quarterly periods ended December 31, 2008, March 31, 2009, and June 30, 2009, which have included both the three month and year to date period for the previous corresponding periods in the consolidated income statements of operations and the consolidated statement of cash flows.

Unit 603, 6/F., Malaysia Building, 50 Gloucester Road, Wanchai, Hong Kong
Tel:  +618 7123 2313              Fax:  +618 8312 0248

China Digital Ventures Corporation

Item 4. Controls and Procedures
Comment 13

Please refer to the revised disclosure under the heading "Controls and Procedures" on:-

1) page 17 of the Amendment No. 1 of the Form 10-Q for each of the quarterly reports ended December 31, 2008 and March 31, 2009; and

2) page 20 of the Amendment No.1 of the Form 10-Q for the quarterly report ended June 30, 2009.

FORM 10-Q FOR THE QUARTERLY PERIODS ENDED JUNE 30, 2009
Subsequent Events, page 13
Comment 14

After discussion with our auditors, we hereby would like to request for a further extension until November 6, 2009 to submit the Amendment no.1 to Form 10Q for the period ended June 30, 2009 for the additional disclosure.

We look forward to receiving your favorable reply.

The Company also acknowledges that:
*	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
*	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
For and on behalf of China Digital Ventures Corporation /s/ Con Unerkov ________________________________ Con Unerkov President
c.c.	Ms. Jessica Plowgian, Attorney-Advisor Mr. Robert Bartelmes, Senior Financial Analyst Mr. Michael Henderson, Staff Accountant Ms. Kyle Moffat, Accountant Branch Chief

Unit 603, 6/F., Malaysia Building, 50 Gloucester Road, Wanchai, Hong Kong
Tel:  +618 7123 2313              Fax:  +618 8312 0248